Exhibit 99.1

News

Public & Investor Relations, Corporate & Marketing Communications

FOR:	OPTIBASE LTD.

Media Contacts:
Tally Netzer, Director of Corporate Communications, Optibase, Ltd.
011-972-9-9709-202
tallyn@optibase.com

Investor Relations Contact:
Lee Roth, KCSA for Optibase
+1-212-896-1209
lroth@kcsa.com

OPTIBASE LTD. ANNOUNCES THE PURCHASE OF
APPROXIMATELY 23% OF SCOPUS VIDEO NETWORKS LTD.

        HERZLIYA, Israel, January 11, 2007 – Optibase Ltd. (NASDAQ:OBAS) today announced the purchase of 3,035,223 ordinary shares of Scopus Video Networks Ltd. (“Scopus”), representing approximately 23% of Scopus’ issued share capital, from Koor Corporate Venture Capital and Koor Industries Ltd. at an aggregate purchase price of approximately US$ 16 million.

        Scopus develops, markets and supports digital video networking products that enable network operators to offer advanced video services to their subscribers.

        Tom Wyler, Chairman and Chief Executive Officer of Optibase, commented, “We believe that this investment in Scopus represents an attractive investment opportunity.  We intend to monitor Scopus’ business, operating results and financial position and depending on market conditions and our continuing evaluation of the business and prospects of Scopus and other factors, we may acquire additional securities of Scopus. We have not made any definitive plans or reached any definitive conclusions as to any future actions.”

About Optibase

Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video.  Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television.  Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in, Japan, China, India and Singapore.  Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners.  For further information, please visit www.optibase.com.

This press release contains forward-looking statements concerning our operations and plans, including our plans with respect to the securities of Scopus.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the video technologies market in general, and the evolving IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions, the actions of third parties and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.

This release and prior releases are available on the Company’s Web site at www.optibase.com.

This release and prior releases are also available on the KCSA Public Relations Worldwide Web site at www.kcsa.com.